77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of Merrill Lynch Senior Floating Rate Fund, Inc. held on August 15, 2006, the results were as follows:

PROPOSAL 1.

     To approve a new investment advisory agreement between the Fund and BlackRock Advisors, Inc. or its successor (“BlackRock Advisors”). With respect to Proposal 1, the shares of the Funds were voted as follows:

For

Against

Abstain

36,193,576

1,147,724

1,241,035

PROPOSAL 3.

     To approve a contingent subadvisory agreement between the Fund’s Advisor and BlackRock Advisors (the “BlackRock Subadvisor”).  With respect to Proposal 3, the shares of the Funds were voted as follows:

For

Against

Abstain

36,177,741

   1,214,415

1,190,179